Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.                                                NAME AND ADDRESS OF COMPANY

POET Technologies Inc. (the “Company”)
121 Richmond Street West, Suite 501
Toronto, Ontario M5H 2K1

ITEM 2.                                                DATE OF MATERIAL CHANGE

July 1 and July 3, 2014

ITEM 3.                                                NEWS RELEASE

Issued on July 7, 2014 (copy attached)

ITEM 4.                                                SUMMARY OF MATERIAL CHANGE

Mark Benadiba resigned as a director and Vice Chairman of the Board of Directors on July 1st, 2014.  Ajit Manocha has joined the Board as Executive Vice Chairman. New board candidate announced for upcoming Annual General Meeting.

ITEM 5.                                                FULL DESCRIPTION OF MATERIAL CHANGE

See attached news releases in Schedule “A”

ITEM 6.                                                RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7.                                                OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.                                                EXECUTIVE OFFICER

Contact:                                                Michel J. Lafrance, Secretary

Telephone:                                   (416) 368-9411

ITEM 9.                                                DATE OF REPORT

Dated at Toronto, Ontario this 7th day of July, 2014.

SCHEDULE “A”

POET TECHNOLOGIES INC.
Head Office:	Operations Office:
Suite 501, 121 Richmond St. W	P.O. Box 555
Toronto, ON, M5H 2K1	Storrs-Mansfield, CT 06268
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies Appoints Ajit Manocha as Executive Vice Chairman

and Announces Other Board Updates

Toronto, ON, and Storrs, CT, July 7, 2014 — POET Technologies Inc. (TSX-V: PTK and OTCQX: POETF) (“the Company”) — developer of the planar opto-electronic technology (POET) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer — today announced major changes to its Board of Directors and changes to the slate of Board candidates for the Annual General Meeting.

Ajit Manocha Joins POET as Executive Vice Chairman

The Board of Directors is pleased to announce that Ajit Manocha has joined the Board as Executive Vice Chairman.  In this capacity, Mr. Manocha will help in determining the strategic direction of the Company, and work closely with the Company’s Executive Chairman and interim CEO in carrying out actions to support that strategic direction, specifically including: mergers and acquisitions (M&A), and related transitions; joint ventures, collaborations, partnerships and other industry relationships; assistance in capital raises; and identification and installation of a permanent CEO.

Mr. Manocha was most recently CEO of GlobalFoundries, the second-largest semiconductor foundry in the world, formerly the manufacturing arm of Advanced Micro Devices (AMD), and expanded via the acquisition of Chartered Semiconductor. GlobalFoundries produces integrated circuits (IC) in high volume for semiconductor companies such as AMD, Apple, Broadcom, Qualcomm, Samsung, and STMicroelectronics. Globally, it owns five 200-mm fabrication plants, and three 300-mm fabrication plants, including a new 300-mm plant in New York. Mr. Manocha continues in a role as advisor with GlobalFoundries.

Prior to his tenure at GlobalFoundries, Mr. Manocha was an advisor to Advanced Technology Investment Company and Executive Vice President of Worldwide Operations at Spansion, where he managed global IC manufacturing, and supply chain management for its semiconductor division.  Earlier he was Executive Vice President and Chief Manufacturing Officer at Philips Semiconductors (now NXP).  He has also worked at AT&T Microelectronics and AT&T Bell Laboratories.

Mr. Manocha also serves on the Board of Directors for SVTC Technologies and Signet Solar. He was previously on the boards of International Sematech, the Crolles Alliance, Advanced Semiconductor Manufacturing Corporation (ASMC) and served as Chairman of the Board of Directors of Systems-on-Silicon Manufacturing Company (SSMC) in Singapore.  Since 2012, Mr. Manocha has also served on the U.S. Presidential Committee for Advanced Manufacturing Partnership.

Mr. Peter Copetti, Chairman and interim CEO, said “We are incredibly pleased to have Mr. Manocha join us at POET Technologies, and validate our approach to the future of the semiconductor industry.  His wealth of M&A experience, and remarkable turnarounds — including engineering GlobalFoundries’ rise from fourth to second-largest foundry in the world — is legendary.  He is a visionary leader, with an instinct for the future of the industry, and this insight and stature will no doubt be pivotal in propelling POET to the next level.”

The Board approved the grant of 2,000,000 stock options to Mr. Manocha, pursuant to the Company’s stock option plan.  Pursuant to TSX Venture Exchange policies, and based on market price, the exercise price of the options was at CA$1.75 per share and expire on July 3rd, 2019.  The options will vest and be exercisable on the basis of 25% immediately and 25% every six months thereafter.

POET Technologies Inc. — News Release of July 7, 2014

Mark Benadiba Retires from Board

Mr. Mark Benadiba has announced his retirement from the Board, vacating the Executive Vice Chairman position now occupied by Mr. Manocha.

Mr. Benadiba was, along with Mr. Copetti and Dr. Samuel Peralta, part of a re-invigorated Board of Directors that in 2012, recognized the inherent value in the semiconductor intellectual property held by the Company; and transformed a then-faltering photovoltaic firm into what POET Technologies is today, one of the leading firms in the semiconductor industry’s race to establish a new manufacturing paradigm to further Moore’s Law.

Mr. Benadiba served as Chairman and Vice Chairman of the Company, setting the groundwork and the impetus for its new strategic direction.

Mr. Copetti noted, “On behalf of the Company, and the Board, I would like to thank Mr. Benadiba for the vision and guidance that he has provided throughout his tenure.  His integrity and steadfast devotion to shareholders continue on in the culture of the Company as part of his legacy.”

Board Candidate Changes for Annual General Meeting

Mr. Sheldon Inwentash has been endorsed by the Board as a new candidate for the Board of Directors to be elected at the Annual General Meeting (AGM) on August 12, 2014.  Mr. Inwentash is Chairman and CEO of Pinetree Capital Ltd., a diversified strategic investment, financial advisory and merchant banking firm, and a major shareholder of POET.  Mr. Inwentash brings more than 25 years of experience in the investment industry and a deep understanding of progressive investment and financial management strategies.

Mr. Leon Pierhal has decided not to stand for re-election to the Board of Directors. Mr. Pierhal is expected to finish his term of service with the Board at the time of the AGM.

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About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer.  With head office in Toronto, Ontario, Canada, and operations in Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory.  The Company has several issued and pending patents for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones.  The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”.  For more information please visit our websites at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michel Lafrance, Secretary
Michel Lafrance, Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.